

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

Alice H. Chang
Chief Executive Officer
Perfect Corp.
14F, No. 98 Minquan Road
Xindian District
New Taipei City 231
Taiwan

       Re: Perfect Corp.
           Registration Statement on Form F-1
           Filed October 28, 2022
           File No. 333-268057

Dear Alice H. Chang:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form F-1 Filed October 28, 2022</u>

<u>Cover Page</u>

1.   For each of the shares and warrants being registered for resale, disclose the price that each selling securityholder or group of selling securityholders paid for such shares and warrants. Highlight any differences in the current trading price, the prices at which the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Additionally, please include disclosure addressing the related risks.

2. Revise your cover page to identify your controlling shareholder and discuss the dual class voting structure of your common stock. Disclose the controlling shareholder's total voting power and cross-reference a longer discussion of the effects of your status as a "controlled company."

3. Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

4. We note the Form 8-K filed by Provident on October 28, 2022, indicating the significant number of redemptions of your Class A ordinary shares in connection with your business combination. Include disclosure about the number of redemptions in your registration statement and address the fact that such redemptions significantly reduced the gross proceeds to the Company from the business combination and will also impact the liquidity of your securities. Disclose on your cover page that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A ordinary shares.

5. Disclose on your cover page that you have operations and generate revenue in the People's Republic of China (the "PRC") and, as a result, face certain legal risks and uncertainties relating to the laws and regulations of the PRC. Note the consequences of any penalties, proceedings or actions that may disrupt your business operations and materially and adversely affect your reputation, business, financial condition and results of operations and may cause the value of your securities to significantly decline or become worthless. Include a cross-reference to the discussion of these risks in your prospectus.

Risk Factors
Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our. . ., page 42

6. You state that sales of a substantial number of your securities in the public market by your existing securityholders "could" depress the price of your securities. Update this risk factor, including the caption, to reflect that your registration statement is facilitating such sales and that you are registering a substantial amount of your outstanding securities for

resale. Further, revise your risk factor disclosure to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price at which they purchased their shares as compared to the public investors.

Company Overview, page 115

7.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 115

8.   We note that the projected revenues for 2022 were $60.7 million, as set forth in the unaudited prospective financial information management prepared and provided to the board of Provident in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2022 were approximately $23.4 million. It appears that there is a possibility you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Selling Securityholders, page 150

9.   Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter.

Exhibits

10.   We note that counsel's legal opinion filed as Exhibit 5.1 opines with respect to
        the 38,850,406 shares of Class A ordinary shares and 9,350,000 shares issuable upon
        exercises of the warrants. Please have counsel revise its legal opinion to include
        the 2,750,000 Class A ordinary shares issuable upon exercises of Perfect Forward
        Purchase Warrants that you are registering or advise.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Joon Seok Hong